UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PACIFIC SUNWEAR OF CALIFORNIA, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
694873100
(CUSIP Number)
December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  694873100

(1)	Names of Reporting Person:

Prentice Capital Management, LP

(2)	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [X]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power:	0
	(6) Shared Voting Power:	5,173,656
	(7) Sole Dispositive Power:	0
	(8) Shared Dispositive Power:	5,173,656

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,173,656

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

(11)	Percent of Class Represented by Amount in Row (9): 7.61%*

(12)	Type of Reporting Person: PN

* Beneficial ownership percentage is based upon 67,965,230 shares of common stock, $0.01 par value per share (“Common Stock”), of Pacific Sunwear of California, Inc., a California corporation (the “Company”), issued and outstanding as of November 29, 2012, based on information reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended October 27, 2012, filed with the Securities and Exchange Commission on December 4, 2012.

CUSIP NO.  694873100

(1)	Names of Reporting Person:

Michael Zimmerman

(2)	Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [X]

(3)	SEC Use Only

(4)	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	(5) Sole Voting Power:	0
	(6) Shared Voting Power:	5,173,656
	(7) Sole Dispositive Power:	0
	(8) Shared Dispositive Power:	5,173,656

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,173,656

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

(11)	Percent of Class Represented by Amount in Row (9): 7.61%*

(12)	Type of Reporting Person: IN

* Beneficial ownership percentage is based upon 67,965,230 shares of common stock, $0.01 par value per share (“Common Stock”), of Pacific Sunwear of California, Inc., a California corporation (the “Company”), issued and outstanding as of November 29, 2012, based on information reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended October 27, 2012, filed with the Securities and Exchange Commission on December 4, 2012.

Item 1(a).	Name of Issuer. Pacific Sunwear of California, Inc. (the “Company”)

Item 1(b).	Address of Issuer's Principal Executive Offices.

3450 East Miraloma Avenue
Anaheim, CA 92806

Item 2(a).	Name of Person Filing.

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)
Prentice Capital Management, LP, a Delaware limited partnership (“Prentice Capital Management”), with respect to the Common Stock, par value $0.01 per share, of the Company (the “Shares”), reported in this Amendment No. 1 to the Schedule 13G (the “Amendment”).

(ii)
Michael Zimmerman who is the managing member of certain entities that, directly or indirectly, serve as the general partner or investment manager of certain investment funds and managed accounts that own the Shares reported in this Amendment.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

The address for the Reporting Persons is 33 Benedict Place, 2nd Floor, Greenwich, CT 06830.

Item 2(c).	Citizenship.

Prentice Capital Management, LP is organized under the laws of the State of Delaware. Mr. Zimmerman is a citizen of the United States.

Item 2(d).	Title of Class of Securities.

Common Stock, $0.01 par value per share.

Item 2(e).	CUSIP No. 694873100

Item 3.	If This Statement Is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership:

Prentice Capital Management serves as investment manager to a number of investment funds and manages investments for certain entities in managed accounts with respect to which it has voting and dispositive authority over the Shares reported in this Amendment. Michael Zimmerman is the managing member of certain entities that, directly or indirectly, serve as the general partner or investment manager of certain investment funds and managed accounts that own the Shares reported in this Amendment. As such, he may be deemed to control Prentice Capital Management and certain of the investment funds and managed accounts managed by Prentice Capital Management and therefore may be deemed to be the beneficial owner of the Shares reported in this Amendment. Each of the Reporting Persons disclaims beneficial ownership of all of the Shares reported in this Amendment.

(a) Amount Beneficially Owned: 5,173,656 (b) Percent of Class: 7.61% (c) Number of Shares as to which such person has:

i. Sole power to vote or to direct the vote: 0

ii. Shared power to vote or to direct the vote: 5,173,656

iii. Sole power to dispose or to direct the disposition: 0

iv. Shared power to dispose or to direct the disposition: 5,173,656

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

See Item 4.

Item 9.  Notice of Dissolution of Group.

Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2013

PRENTICE CAPITAL MANAGEMENT, LP

By:	/s/ Michael Zimmerman
Name: Michael Zimmerman
Title: Chief Executive Officer

/s/ Michael Zimmerman
Michael Zimmerman

Attention:  Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)